FORGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66846

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FORGE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
415 MISSION STREET, SUITE 5510
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SANDRA FLAVIANI	650 265 2562	sandra.flaviani@forgeglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 MISSION STREET, SUITE 1600	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

October 20,2003	42
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Forge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Securities LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 1, 2023

Forge Securities LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	22,092,192
Cash segregated and on deposit for regulatory purposes		450,000
Commissions receivable - net		838,513
Other assets		323,693
Total Assets	$	23,704,398

Liabilities and Member's Equity

Liabilities:		
Due to Forge Global, Inc.	$	9,641,568
Accrued expenses and other liabilities		479,482
Total Liabilities		10,121,050
Member's Equity		13,583,348
Total Member's Equity		13,583,348
Total Liabilities and Member's Equity	$	23,704,398

See Accompanying Notes to the Financial Statements

Forge Securities LLC

1. ORGANIZATION AND NATURE OF OPERATIONS

Forge Securities LLC (the "**Company**"), is a wholly-owned subsidiary of Forge Financial Holdings, Inc., (the "**Parent**") which is a wholly-owned subsidiary of Forge Global Inc.("**Forge**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

During the year, the Company's management decided to transfer its custodian services to its affiliate, Forge Trust Co. The customer security transfers were completed by December 31, 2022.

2. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—These financial statement are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates—The preparation of the financial statement requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement as of the period presented. These estimates are based on information available as of the date of the financial statement; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash Segregated and on Deposit for Regulatory Purposes—Pursuant to applicable regulations, cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Concentration of Credit Risks—Financial instruments that potentially subject the Company to concentrations of credit risk primarily comprise cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and commission receivables. Cash and cash equivalents may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company's exposure to credit risk in the event of default by financial institutions is limited to the amounts recorded on the statement of financial condition. The Company performs on a periodic basis evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

The Company's exposure to credit risk associated with its contracts with holders of private company equity ("sellers") and investors ("buyers") related to the transfer of private securities is measured on an individual counterparty basis. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, the Company's exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2022, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Allowance for Credit Losses—The Company estimates our allowance for doubtful accounts using an aging method, disaggregated based on customer characteristics. The allowance for doubtful accounts is maintained at a level that the Company believes to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts, and other reasonable and supportable economic characteristics. Accounts receivables are written-off against the allowance for doubtful accounts when collection efforts cease. The allowance for credit losses is reviewed on a quarterly basis to assess the adequacy of the allowance.

Other Assets—Other assets consists primarily of prepaid insurance and prepaid broker registration fees.

Commissions—The Company maintains a trading platform which generates revenues by collecting transaction fees from institutions, individual investors, and private equity holders. Commissions are charged by the Company for meeting the point-in-time performance obligation of executing a private placement on its platform. Placement fee rates are individually negotiated for each transaction and vary depending on the specific facts and circumstance of each agreement. These fees are event-driven and invoiced upon the closing of the transaction outlined in each agreement. These fees may be expressed as a dollar amount per share, a flat dollar amount, or a percentage of the gross transaction proceeds. The Company earns agency placement fees in non-underwritten transactions, such as private placements of equity securities. The Company enters into arrangements with individual accredited customers or pooled investment vehicles to execute private placements in the secondary market. The Company will receive placement fees on these transactions and believes that its trade execution performance obligation is completed upon the placement and consummation of a transaction and, as such, revenue is earned on the transaction date with no further obligation to the customer at that time. The Company acts as a principal in the contract and recognizes the placement fee revenue earned for the execution of a trade on a gross basis. At no time does the Company take ownership of the underlying securities resulting from each private placement.

All of the Company's revenues are from contracts with customers. The Company is the principal in its contracts. Each of our significant performance obligations and our application of ASC 606 is applied to commission revenue.

Income Taxes—The Company is treated as a disregarded entity for state and federal income tax purposes. No provision for income taxes is required by the Company.

3. NEW ACCOUNTING STANDARDS

The Company did not adopt any new accounting standards during the year ended December 31, 2022. In addition, there are no new accounting standards not yet adopted that are material to the Company as of December 31,2022.

4. COMMISSIONS RECEIVABLE -NET

On December 31, 2022, the Company had $838,513 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The allowance for doubtful accounts was $147,081 as of December 31, 2022.

5. RELATED PARTY TRANSACTIONS

The Company is party to services agreement with Forge effective August 2021 (the "Services Agreement"). Under the Services Agreement, Forge provides certain services to the Company and allocates certain direct expenses to the Company.

Under the Services Agreement, Forge allocates to the Company a pro-rata amount of compensation and benefits of Forge personnel performing functions in support of the Company. The Company also is allocated certain general administrative, operational, legal and occupancy costs for services performed by Forge on behalf of the Company. Net cash is settled with Forge periodically throughout the year. As of December 31, 2022, the Company owed Forge $9,641,568 which is included in the due to Forge Global, Inc. balance in the Statement of Financial Condition.

6. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, cash segregated and on deposit for regulatory purposes, commissions receivable, accrued expenses and other liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2022, the Company had net capital of $12,421,142 which was $12,167,637 in excess of its required net capital of $253,505. The Company's aggregate indebtedness to net capital ratio was .3061 to 1.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes at December 31, 2022 totaled $450,000.

8. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company's legal expenses reflect costs incurred or reasonably anticipated in connection with legal services rendered, including but not limited to legal counsel concerning the Company's regular business activities, regulatory guidance, and disputes, ongoing and resolved, including accruals for potential losses. If the Company establishes an accrual, the Company monitors the matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2022, through the date the financial statements were issued on March 1, 2023.

In January 2023, the Company reached a settlement agreement with a customer related to a FINRA arbitration proceeding. Under the terms of the settlement, all outstanding legal proceedings were terminated. The settlement was not material to the financial statements.

There have been no material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.